AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Hampden Bancorp, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock ($.01 Par Value)
--------------------------------------------------------------------------------
(Title of Class of Securities)

40867E107
-------------------------------------
(CUSIP Number)

December 31, 2013
-------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	40867E107

1.	NAMES OF REPORTING PERSONS

Investors of America, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
552,000

	6.	SHARED VOTING POWER
0

	7.	SOLE DISPOSITIVE POWER
552,000

	8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

552,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(See Instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.77%

12.	TYPE OF REPORTING PERSON (See Instructions)

PN

ITEM 1.	(a)	NAME OF ISSUER:

Hampden Bancorp, Inc.

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

19 Harrison Avenue, Springfield, MA 01102

ITEM 2.	(a)	NAME OF PERSON FILING:

The name of the person filing this statement (the “Reporting Person”) is Investors of America, Limited Partnership.

	(b)	ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal office of the Reporting Person is 135 North Meramec, Clayton, MO 63105.

	(c)	CITIZENSHIP:

Investors of America, Limited Partnership is a Nevada limited partnership.

	(d)	TITLE OF CLASS OF SECURITIES:

This statement relates to Common Shares of the Issuer ("Shares").

	(e)	CUSIP NUMBER:

40867E107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
(a) Amount beneficially owned:
552,000
(b) Percent of class:
9.77%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
552,000
(ii) Shared power to vote or to direct the vote
—
(iii) Sole power to dispose or to direct the disposition of
552,000
(iv) Shared power to dispose or to direct the disposition of
—

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

This item is not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

This item is not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

This item is not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

This item is not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

This item is not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 6, 2014

INVESTORS OF AMERICA, LIMITED PARTNERSHIP

		By:	/s/	James F. Dierberg
James F. Dierberg, President of
First Securities America, Inc.,
General Partner